ASSIGNMENT AND BILL OF SALE
(Undivided Interest in Multiple Producing Leases. Short Form)

State:	**Texas**
County:	**Jones**
Assignor:	**3-M Production Co.**
Assignee:	**New Western Texas Oil and Gas Corporation**
Effective:	**October 10, 2011**

For adequate consideration, Assignor, named above, sells, assigns, and conveys to Assignee, named above, an undivided 50% of all of Assignor's rights, title, and interests in the Oil and Gas Leases (the "Leases") on lands located in the county and state named above. The Leases and lands are described in Exhibit "A" attached to this Assignment. This Exhibit is incorporated into this Assignment for all purposes. By this Assignment, Assignor also sells, assigns, and conveys to Assignee a like undivided interest in all equipment, personal property, and fixtures located on the lands covered by the Leases.

The undivided interest assigned to Assignee shall bear and be subject to the terms of the Leases, its proportionate share of all Leases and leasehold estate burdens affecting or burdening Assignor's interests, which are of record as of the Effective Date of this Assignment, and all agreements governing the operation of the Leases and the sale of oil and/or gas produced from the Leases. This Assignment is made, delivered, and accepted with warranty of title as to the undivided interest described above, by, through, and under Assignor but not otherwise.

This Assignment is made and accepted subject to the terms of the Venture Agreement between the parties hereto, and further subject to its proportionate share of an overriding royalty of 3% this day conveyed to Quint Lindsey.

This Assignment is executed by Assignor as of the date of acknowledgment of Assignor's signature below, but is effective for all purposes as of the Effective Date stated above.

Assignee:

New Western Texas
Oil and Gas Corporation
20 Truman, Suite 204
Irvine, CA 92620

Assignor:

3-M Production Co.
P.O. Box 1716
Breckenridge, TX 76424

By: _____
      President

EXHIBIT A

Those oil and gas leases executed and recorded in the real property records of Jones County, Texas, to-wit:

1. Lease from Ray and Yvonne Reves in Volume 330, Page 805
2. Lease from Nancy J. Allen in Volume 340, Page 586
3. Lease from Susan Lee Bond in Volume 340, Page 589
4. Lease from James B. Peterson in Volume 340, Page 592
5. Lease from Jamie E. Jennings in Volume 340, Page 595
6. Lease from Susan J. Croft in Volume 340, Page 598
7. Lease from Mary Lynn Garrett in Volume 340, Page 601 covering the following tract in Jones County, Texas:

84.4 acres, more or less, being the S/2 of the SE/4 of Section 195,
B.B.B. & C. RR. Co. Survey, A-147

OPTION

Producers 88 (4-89) – Paid Up
With 640 Acres Pooling Provision

PAID UP OIL AND GAS LEASE

THIS LEASE AGREEMENT is made as of the 3th day of March , 2011 between Ray Reves and Wife, Yvonne Reves, whose address is 13615 FM 142, Avoca, Texas 79503 as Lessor (whether one or more), and 3-M Production, whose address is P.O. Box 1716; Breckenridge, Texas 76424, as Lessee.

All printed portions of this lease were prepared by the party hereinabove named as Lessee, but all other previous (including the completion of blank spaces) were prepared jointly by Lessor and Lessee.

1. In consideration of a cash bonus in hand paid and the covenants herein contained, Lessor hereby grants, leases and lets exclusively to Lessee, the following described land, hereinafter called leased premises:

84.4 acres, more or less, being the S/2 of the SE/4 of Section 195, B.B.B. & C. RR. Co. Survey, A-147 of Jones County, Texas.

See Exhibit "A" attached and made a part hereof.

Being 84.4 acres, more or less (including any interest therein which Lessor may hereafter acquire by reversion, prescription or otherwise), for the purpose of exploring for, developing, producing and marketing oil and gas, along with all hydrocarbon and non hydrocarbon substances produced in association therewith. The term "gas" as used herein includes helium, carbon dioxide and other commercial gases, as well as hydrocarbon gases. In addition to the above-described leased premises, this lease also covers accretions and any small strips or parcels of land now or hereafter owned by Lessor which are contiguous or adjacent to the above-described leased premises, and, in consideration of the aforementioned cash bonus, Lessor agrees to execute at Lessee's request any additional or supplemental instruments for a more complete or accurate description of the land so covered. For the purpose of determining the amount of any shut-in royalties hereunder, the number of gross acres above specified shall be deemed correct, whether actually more or less.

2. This lease, which is a "paid-up" lease requiring no rentals, shall be in force for a primary term of three (3) years from the date hereof, and as long thereafter as oil and gas or other substances covered hereby are produced in paying quantities from the leased premises or from lands pooled therewith or this lease is otherwise maintained in effect ırsuant to the provisions hereof.

3. Royalties on oil , gas and other substances produced and saved hereunder shall be paid by Lessee to Lessor as follows: (a) For oil and other liquid hydrocarbons separated at Lessee's separator facilities, the royalty shall be one-eight ($1/8^{th}$) of such production, to be delivered at Lessee's option to Lessor at the wellhead or to Lessor's credit at the oil purchaser's transportation facilities, provided that Lessee shall have the continuing right to purchase such production at the well head market price then prevailing in the same field (or if there is no such price then prevailing in the same field, then in the nearest field in which there is such a prevailing price) for production of similar grade and gravity; (b) for gas (including casinghead gas) and all other substances covered hereby, the royalty shall be one-eight ($1/8^{th}$) of the proceeds realized by Lessee from the sale thereof, less a proportionate part of ad valorem taxes and production, severance, or other excise taxes and the costs incurred by Lessee in delivering, processing or other wise marketing such gas or other substances, provided that Lessee shall have the continuing right to purchase such production at the prevailing wellhead market price paid for production of similar quality in the same field (or if there is no such price then prevailing in the same field, then in the nearest field in which there is such a prevailing price) pursuant to comparable purchase contracts entered into on the same or nearest preceding date as the date on which Lessee commences its purchases hereunder: and (c) if at the end of the primary term or any time thereafter one or more wells on the leased premises or lands pooled therewith are capable of producing oil or gas or other substances covered hereby in paying quantities for such well or wells are either shut in or production therefrom is not being sold by Lessee, such well or wells shall nevertheless be deemed to be producing in paying quantities for the purpose of maintaining this lease. If for a period of 90 consecutive days such well or wells are shut in or production therefrom is not being sold by Lessee, then Lessee shall pay shut-in royalty of one dollar per acre then covered by this lease, such payment to be made to Lessor or Lessor's credit in the depository designated below, on or before the end of said 90-day period and thereafter on or before each anniversary of he end of said 90-day period while the well or wells are shut in or production therefrom is not being sold by Lessee; provided that if this lease is otherwise being maintained by operations, or if production is being sold by Lessee from another well or wells on the leased premises or lands pooled therewith, no shut-in royalty shall be due until the end of the 90-day period next following cessation of such operations or production. Lessee's failure to properly pay shut-in royalty shall render Lessee liable for the amount due, but shall not operate to terminate this lease.

4. All shut-in royalty payments under this lease shall be paid or tendered to Lessor or to Lessor's credit at 13615 FM 142, Avoca, Texas 79503 or their successors, which shall be Lessor's depository agent for receiving payments regardless of changes in the ownership of said land. All payments or tenders may be made in currency, or by check or by draft and such payments or tenders to Lessor or to the depository be deposit in the U. S. Mails in a stamped envelope addressed to the depository or the Lessor at the last address known to Lessee shall constitute proper payment. If the depository shall liquidate or be succeeded by another institution, or for any reason fail or refuse to accept payment hereunder, Lessor shall, at Lessee's request, deliver to Lessee a proper recordable instrument naming another institution as depository agent to receive payments.

5. If Lessee drills a well which is incapable of producing in paying quantities (hereinafter called "dry hole") on the leased premises or lands pooled therewith, or if all production (whether or not in paying quantities) permanently ceases from any cause, including a revision of unit boundaries pursuant to the provisions of Paragraph 6 or the action of any governmental authority, then in the event this lease is not otherwise being maintained in force it shall nevertheless remain in force if Lessee commences operations for reworking an existing well or for drilling an additional well or for otherwise obtaining or restoring production on the leased premises or lands pooled therewith within 90 days after completion of operations on such dry hole or within 90 days after such cessation of all production. If at the end of the primary term, or at any time thereafter, this lease is not otherwise being maintained in force but Lessee is then engaged in drilling, reworking or any other operations reasonably calculated to obtain or restore production therefrom, this lease shall remain in force so long as any one or more such operations are prosecuted with no cessation of more than 90 consecutive days, and if any such operations result in the production of oil or gas or other substances covered hereby, as long thereafter as there is production in paying quantities from the leased premises or lands pooled therewith. After completion of a well capable of producing in paying quantities hereunder, Lessee shall drill such additional wells on the leased premises or lands pooled therewith as a reasonably prudent operator would drill under the same or similar circumstances to (a) develop the leased premises as to formations then capable of producing in paying quantities on the leased premises or lands pooled therewith, or (b) to protect the leased premises from uncompensated drainage by any well or wells located on other lands not pooled therewith. There shall be no covenant to drill exploratory wells or any additional wells except as expressly provided herein.

6. Lessee shall have the right but not the obligation to pool all or any part of the leased premises or interest therein with any other lands or interests, as to any or all depths or zones, and as to any or all substances covered by this lease, either before or after the commencement of production, whenever Lessee deems it necessary or proper to do so in order to prudently develop or operate the leased premises, whether or not similar pooling authority exists with respect to such other lands or interests. The unit formed by such pooling for an oil well which is not a horizontal completion shall not exceed 80 acres plus a maximum acreage tolerance of 10%, and for a gas well or a horizontal completion shall ot exceed 640 acres plus a maximum acreage tolerance of 10%; provided that a larger unit may be formed for an oil well or gas well or horizontal completion to conform to any well pacing or density pattern that may be prescribed or permitted by any governmental authority having jurisdiction to do so. For the purpose of the foregoing, the terms "oil well" and "gas well" shall have the meanings prescribed by applicable law or the appropriate governmental authority, or, if no definition is so prescribed, "oil well" means a well with an initial gas-oil ratio of less than 100,000 cubic feet per barrel and "gas well" means a well with an initial gas-oil ratio of 100,000 cubic feet or more per barrel, based on a 24-hour production test conducted under normal producing conditions using standard lease separator facilities or equivalent testing equipment, and the term "horizontal completion" means an oil well in which the horizontal component of the gross completion interval in the reservoir exceeds the vertical component thereof. In exercising the pooling rights hereunder, Lessee shall file of record a written declaration describing the unit and stating the effective date of pooling. Production, drilling or reworking operations anywhere on a unit which includes all or any part of the leased premises shall be treated as if it were production, drilling or reworking operations on the leased premises, except that the production on which Lessor's royalty is calculated shall be that proportion of the total unit production which the net acreage covered by this lease and included in the unit bears to the total gross acreage in the unit, but only to the extent such proportion of unit production is sold by Lessee. Pooling in one or more instances shall not exhaust Lessee's pooling rights hereunder, and Lessee shall have the recurring right but not the obligation to revise any unit formed hereunder by expansion or contraction or both, either before or after commencement of production, in order to conform to the well spacing or density pattern prescribed or permitted by the governmental authority having jurisdiction, or to conform to any productive acreage determination made by such governmental authority. In making such a revision, Lessee shall file of record a written declaration describing the revised unit and stating the effective date of revision. To the extent any portion of the leased premises is included in or excluded from the unit by virtue of such revision, the proportion of unit production on which royalties are payable hereunder shall thereafter be adjusted accordingly. In the absence of production in paying quantities from a unit, or upon permanent cessation thereof, Lessee may terminate the unit by filing of record a written declaration describing the unit and stating the date of termination. Pooling hereunder shall not constitute a cross-conveyance of interests.

7. If Lessor owns less than the full mineral estate in all or any part of the leased premises, the royalties and shut-in royalties payable hereunder for any well on any part of the leased premises or lands pooled therewith shall be reduced to the proportion that Lessor's interest in such part of the leased premises bears to the full mineral estate in such part of the leased premises.

8. The interest of either Lessor or Lessee hereunder may be assigned, devised or otherwise transferred in whole or in part, by area and/or by depth or zone, and the rights and obligations of the parties hereunder shall extend to their respective heirs, devisees, executors, administrators, successors and assigns. No change in Lessor's ownership shall have the affect of reducing the rights or enlarging the obligations of Lessee hereunder, and no change in ownership shall be binding on Lessee until 60 days after Lessee has been ırnished the original or certified or duly authenticated copies of the documents establishing such change of ownership to the satisfaction of Lessee or until Lessor has satisfied the otification requirements contained in Lessee's usual form of division order. In the event of the death of any person entitled to shut-in royalties hereunder, Lessee may pay or tender such shut-in royalties to the credit of decedent or decedent's estate in the depository designated above. If at any time two or more persons are entitled to shut-in royalties hereunder, Lessee may pay or tender such shut-in royalties to such persons or to their credit in the depository, either jointly or separately in proportion to the interest which each owns. If Lessee transfers its interest hereunder in whole or in part Lessee shall be relieved of all obligations thereafter arising with respect to the transferred interest, and failure of the transferee to satisfy such obligations with respect to the transferred interest shall not affect the rights of Lessee with respect to any interest not so transferred. If Lessee transfers a full or undivided interest in all or any portion of the area covered by this lease, the obligation to pay or tender shut-in royalties hereunder shall be divided between Lessee and the transferee in proportion to the net acreage interest in this leases then held by each.

9. Lessee may, at any time and from time to time, deliver to Lessor or file of record a written release of this lease as to a full or undivided interest in all or any portion of the area covered by this lease or any depths or zones thereunder, and shall thereupon be relieved of all obligations thereafter arising with respect to the interest so released. If Lessee releases all or an undivided interest in less than all of the area covered hereby, Lessees obligation to pay or tender shut-in royalties shall be proportionately reduced in accordance with the net acreage interest retained hereunder.

10. In exploring for, developing, producing and marketing oil, gas and other substances covered hereby on the leased premises or lands pooled or unitized therewith, in primary and/or enhanced recovery, Lessee shall have the right of ingress and egress along with the right to conduct such operations on the leased premises as may be reasonably necessary for such purposes. Including but not limited to geophysical operations, the drilling of wells, and the construction and use of roads, canals, pipelines, tanks, water wells, disposal wells, injection wells, pits, electric and telephone lines, power stations, and other facilities deemed necessary by Lessee to discover, produce, store, treat and/or transport production. Lessee may use in such operations, free of cost, any oil, gas, water and/or other substances produced on the leased premises, except water from Lessor's wells or ponds. In exploring, developing, producing or marketing from the leased premises or lands pooled therewith, the ancillary rights granted herein shall apply (a) to the entire leased premises described in Paragraph 1 above, notwithstanding any partial release or other partial termination of this lease; and (b) to any other lands in which Lessor now or hereafter has authority to grant such rights in the vicinity of the leased premises or lands pooled therewith. When requested by Lessor in writing, Lessee shall bury its pipelines below ordinary plow depth on cultivated lands. No well shall be located less than 200 feet from any house or barn now on the leased premises or other lands used by Lessee hereunder, with Lessor's consent, and Lessee shall pay for damage caused by its operations to buildings and other improvements now on the leased premises or such other lands, and to commercial timber and growing crops thereon. Lessee shall have the right at anytime to remove it fixtures, equipment and materials, including well casing, from the leased premises or such other lands during the term of this lease or within a reasonable time thereafter.

11. Lessee's obligation under this lease, whether express or implied, shall be subject to applicable laws, rules, regulations and orders of any such governmental authority having jurisdiction including restrictions on the drilling and production of wells, and the price of oil, gas and other substances covered hereby. When drilling, reworking, production or other operations are prevented or delayed by such laws, rules, regulations or orders, or by inability to obtain necessary permits, equipment, services, material, water, electricity, fuel, access or easements, or by fire, flood, adverse weather conditions, war, sabotage, rebellion, insurrection, riot, strike or labor disputes, or by inability to obtain a satisfactory market for production or failure of purchasers or carriers to take or transport such production, or by any other cause not reasonably within Lessee's control, this lease shall not terminate because of such prevention or delay, and at Lessee's option, the period of such prevention or delay shall be added to the term hereof. Lessee shall not be liable for breach of any express or implied covenants of this lease when drilling, production or other operations are so prevented, delayed or interrupted.

12. In the event that Lessor, during the primary term if this lease, receives a bona fide offer which Lessor is willing to accept from any party offering to purchase from Lessor a lease covering any or all of the substances covered by this lease and covering all or a portion of the land described herein, with the lease becoming effective upon expiration of this lease, Lessor hereby agrees to notify Lessee in writing of said offer immediately, including in the notice the name and address of the offeror, the price offered and all other pertinent terms and conditions of the offer. Lessee, for a period of fifteen days after receipt of the notice, shall have the prior and preferred right and option to purchase the lease or part thereof or interest therein, covered by the offer at the price and according to the terms and conditions specified in the offer.

13. No litigation shall be initiated by Lessor with respect to any breach or default by Lessee hereunder, for a period of at least 90 days after Lessor has given Lessee written notice fully describing the breach or default, and then only of Lessee fails to remedy the breach or default, within such period. In the event the matter is litigated and there is a final judicial determination that a breach or default has occurred, this lease shall not be forfeited or cancelled in whole or in part unless Lessee is given a reasonable time after said judicial determination to remedy the breach or default and Lessee fails to do so.

14. Lessor hereby warrants and agrees to defend title conveyed to Lessee hereunder, and agrees that Lessee at Lessee's option may pay and discharge any taxes, mortgages or liens existing, levied or assessed on or against the leased premises. If Lessee exercises such option, Lessee shall be subrogated to the rights of the party to whom payment is made, and, in addition to its other rights, may reimburse itself out of any royalties or shut-in royalties otherwise payable to Lessor hereunder. In the event Lessee is made aware of any claim inconsistent with Lessor's title, Lessee may suspend the payment of royalties and shut-in royalties hereunder, without interest, until Lessee has been furnished satisfactory evidence that such claim has been resolved.

IN WITNESS WHEREOF, this lease is executed to be effective as of the date first written above, but upon execution shall be binding on the signatory and the signatory's heirs, devisees, executors, administrators, successors and assigns, whether or not this lease has been executed by all parties hereinabove named as Lessor.

LESSOR (WHETHER ONE OR MORE)

x Ray Reves
Ray Reves

x Yvonne Reves
Yvonne Reves

STATE OF TEXAS

ACKNOWLEDGEMENTS

COUNTY OF JONES

This instrument was acknowledged before me on the 3rd day of March, 2011 by Ray Reves



SYLVIA PADRON
NOTARY PUBLIC
STATE OF TEXAS
MY COMM. EXP. 11/19/14

Sylvia Padron
Notary Public, State of Texas
Notary's Name (printed): Sylvia Padron
Notary's commission expires: 11-19-14

STATE OF TEXAS

ACKNOWLEDGEMENTS

COUNTY OF JONES

This instrument was acknowledged before me on the 3rd day of March, 2011 by Yvonne Reves



SYLVIA PADRON
NOTARY PUBLIC
STATE OF TEXAS
MY COMM. EXP. 11/19/14

Sylvia Padron
Notary Public, State of Texas
Notary's Name (printed): Sylvia Padron
Notary's commission expires: 11-19-14

Producers 88 (4-89) – Paid Up
With 640 Acres Pooling Provision

Exhibit "A"

15. With reference to paragraph 3 hereinabove, all royalties payable to Lessors on oil and gas production shall increase to Seventeen and One-half Percent (17.50%) of all income from the sale of any and all oil and gas produced from said acreage covered in this lease.

16. Notwithstanding any reference herein to oil, gas and other minerals, it is the intention of the parties hereto that the Oil and Gas Lease covers only oil, gas and other liquefied and gaseous hydrocarbon substance, including casinghead gas, produced through a well bore. All statements or expressions that would extend such coverage to or refer to other minerals are hereby deleted.

17. If production is established on said acreage pursuant to this Agreement, the operator of said production and its partners shall be responsible for One Hundred percent (100%) of any and all environmental damages and clean up expenses.

18. Lessee agrees to pay to Lessor, upon execution of this lease by Lessor, as part of the consideration for this lease, Fifty Two Dollars and Fifty Cents ($50.00) per acre, being Three Hundred Fifty Dollars ($703.33), for leasing said acreage.

19. Lessee shall pay unto Lessor the sum of Two Thousand ($2,000) for damages to the surface of said acreage for the drill site and road of each well drilled and One Thousand ($1,000) for Tank Battery location built on said acreage. It is further understood that Lessee shall pay Lessor said money before the commencement of said drilling or construction operations.

20. Lessee agrees, to keep all gates closed and that there shall be no hunting or fishing on said acreage by Lessee, Lessee's successors or assigns, or by Lessee's agents, servants, employees or independent contractors which Lessee may employ.

21. Lessee agrees to use existing roads when feasible, and to consult with Lessor about the location of any and all utilities, gates, roads or tank battery sites on said acreage and (when at all possible) any Tank Battery installed on said acreage will be located along and next to a boundary line of said acreage. It is also agreed that any road used to drill or operate wells drilled on cultivated land leased herein will, if feasibly possible, follow existing plow rows on said acreage unless otherwise allowed with prior written permission from Lessor.

22. Lessee agrees that for any pits for drilling of a well on cultivated land on said acreage must first have the top soil pushed aside and kept separate from sub surface material and then replaced on top of the sub surface material when said pits are filled in. It is also understood that should Lessee drill on any terraced cultivated land of said acreage and said terraces are cut or changed in any way by Lessee's drilling, construction or production operations, Lessee shall have said terraces rebuilt and return said acreage to it's original condition or as close as feasibly possible.

23. If production is established on said acreage, Lessee shall keep all well sites, tank battery sites or roads located in cultivated land that are used for Lessee's production operations, free of grass, weeds and trees. Also, if production is established on said acreage and Lessor decides to run cattle on said acreage, within Thirty (30) days (weather permitting) of receiving a written request from Lessor, Lessee shall fence (with at least five (5) strands of barbed wire), all wells, pits, tank batteries and production equipment to prevent harm to Lessor's livestock.

24. Should production be established on a cultivated portion of said acreage, all electric and pipe lines shall be buried at least Thirty Six (36) inches below the surface of the ground.

SIGNED FOR IDENTIFICATION:

Ray Reves
Ray Reves

Yvonne Reves
Yvonne Reves